Certificate of Qualified Person

As the author of the technical report titled “The preliminary economic assessment on Waterberg joint venture project, Limpopo province, South Africa." dated effective February 14, 2014 (the “Report”), I hereby certify:

1.

My name is Michael Kilroe Charles Roberts and I am a Principal Rock Engineering Consultant, with the firm of WorleyParsons RSA of Level 1, 54 Melrose Boulevard, Melrose Arch, Johannesburg 2107, South Africa.

2.	I am a practising rock engineering consultant and a fellow of the Southern African Institute of Mining and Metallurgy (SAIMM).

3.

I am a graduate of the University of the Witwatersrand, and have a PhD in Mining Engineering (1999) and a BSc (Honours) in geology (1974). I am also a graduate of the Royal School of Mines, Imperial College, University of London, United Kingdom where I obtained a MSc DIC in Structural Geology and Rock Mechanics, (1977). I obtained my Chamber of Mines certificate in Rock Engineering in 1981.

4.	I have practiced my profession continuously since 1981. I have more than thirty years of rock engineering experience including,

	a.	1981 – 1985, Rock Engineering Manager at Randfontein Estates Gold Mine.

b.

1985 – 2008, Various positions at the Chamber of Mines Research Organization later CSIR that include Head of the Stope and Tunnel Support Section, Programme Manager of the Rock Engineering Programme and Divisional Fellow to the Rock Engineering Programme with a publication record of 54 authored and co- authored technical papers.

	c.	2008 –2013, Head of Rock Engineering Department TWP later WorleyParsons RSA.

	d.	2013 – Present, Principal Rock Engineering Consultant, WorleyParsons RSA

5.	I am a “qualified person” as that term is defined in, and for the purposes of, National Instrument 43-101 Standards of Disclosure for Mineral Projects (the “Instrument”).

6.	I have not had prior involvement, with the property that is the subject of the Technical Report.

7.	I have visited the Waterberg Joint Venture Project for personal inspection February 14, 2014 and the Waterberg Extension Project for personal inspection February 14, 2014.

8.	I am responsible for Sections 1, 2, 3, 4, 5, 6, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27 of the Technical Report.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd. pursuant to section 1.5 of the Instrument.

11.	I have read the Instrument and Form 43-101F1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form.

12.

I do not have nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd., and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on March 13, 2014

/s/ Michael Roberts
Michael Roberts
PhD, MSc, Fellow SAIMM.
DIC Structural Geology and Rock Mechanics,
BSc (Honours), University of the Witwatersrand, 1974.
Principal Rock Engineering Consultant, WorleyParsons RSA